SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2009

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127013, 333-141654, 333-155442 and
333-155444.

                                 RADVision Ltd.
6-K Items

     1. Press release re RADVISION to Report First Quarter 2009 Results on May 5th dated April 6, 2009.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION to Report First Quarter 2009 Results on May 5th

Monday April 6, 2009, 8:00 am EDT

TEL AVIV--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, will report its financial results for the first quarter of 2009 on Tuesday, May 5, 2009. The press release will be issued at approximately 8:00 a.m. (Eastern).

First Quarter 2009 Conference Call:
-----------------------------------
Date:         May 5, 2009
Time:         9:00 a.m. (Eastern)
Dial-In:      1-877-601-3546
              +1-210-839-8500 (International dialers)
Passcode:     "RADVISION"

Boaz Raviv, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will review the quarter's results, discuss the Company's outlook and take questions from the investment community on the call.


Webcast:
--------

A live webcast of the conference call will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser:
www.radvision.com/Corporate/Investors/FinancialReports/.


Presentation:
-------------

A PowerPoint presentation highlighting key financial metrics will be available in the Investor Relations section of the company's website, www.radvision.com. The presentation will be available beginning at 8:00 a.m. (Eastern) on May 5th and remain on the site through the second quarter of 2009.

Conference Call Replay:
-----------------------
Date:      May 5 - 12, 2009 (Available approximately one hour after call conclusion)
Dial-In:   1-800-879-7617
           +1-203-369-3999 (International dialers)

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

Contact:

Corporate:
RADVISION Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                    (Registrant)



                                By: /s/Rael Kolevsohn
                                    -----------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: April 6, 2009